March 17, 2009

A. William Stein
Chief Financial Officer and Chief Investment Officer
Digital Realty Trust, Inc.
560 Mission Street
Suite 2900
San Francisco, CA 94105

     Re: Digital Realty Trust, Inc.
            Form 10-K for the year ended December 31, 2007
            Response Letter submitted March 9, 2009

            Schedule 14A
            Filed April 4, 2008
            File No. 001-32336

Dear Mr. Stein:

      We have reviewed your filings and have the following comments. Unless otherwise indicated in the comment, please provide the requested disclosure in future filings and tell us how you plan to comply. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A

2007 Long-Term Incentive Units Awards, page 20

1.   We note your response to comment 5 of our letter dated February 3, 2009; however, your description of the circumstances under which the long-term incentive units will achieve full parity still is not clear. Please provide a further response that addresses the following:

>   a. Explain how you will determine the "capital account balance attributable to an equivalent number of common units." It appears that the same number of common units could have different account balances depending on when the units were purchased and the amount of adjustments for income, gain, loss and deduction since the date of purchase.

>   b. It appears that all holders of long-term incentive units would achieve parity immediately upon any sale or hypothetical sale of assets. If so, please confirm that you will revise the disclosure to clarify this point. Also, please explain what you mean by the phrase "hypothetical sale of assets."

>   c. We note that the disclosure on page 20 states that there are circumstances under which the long-term incentive units will not achieve full parity with the common units. Please describe these circumstances.

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

A. William Stein
Chief Financial Officer and Chief Investment Officer
Digital Realty Trust, Inc.
March 17, 2009
Page 3

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Stacie Gorman at (202) 551-3585 or me at (202) 551-3785 with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director